

September 26, 2012

Via E-mail
Ms. Jan L. Schott
Chief Financial Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, TX 77002

> **Re:     Goodrich Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-12719**

Dear Ms. Schott:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties, page 3

Oil and Natural Gas Reserves, page 9

1.     We note you disclose reserves relating to NGLs at December 31, 2011.  Please tell us if there was any NGL production for 2011 and if so, how you have considered the requirements to disclose information with regard to production by final product sold and the average sales price as required in Item 1204(a) and Item 1204(b)(1) of Regulation S-K.  Furthermore, please reconcile the 2011 average sales prices for natural gas, oil and condensate on page 14 of Form 10-K (noted as the average realized sales prices on page 38 of the filing) with the corresponding prices for natural gas, oil and condensate, and NGLs presented on page 2 of Exhibit 99.1.

Lease Expirations, page 12

2.      We note your table of lease expirations which sets forth an acreage amount by year from 2012 through 2015.  Please amend your presentation to include both the gross and net acreage amounts and denote such expiring acreage as developed or undeveloped as required in Item 1208 of Regulation S-K which calls for both gross and net information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Business Strategy, page 35

3.      You identify a number of key elements as part of your business strategy.  Under the key element identified as "Develop existing property base", you state "We estimate that our Eagle Ford Shale Trend acreage currently includes approximately 500 gross unrisked, non-proved drilling locations."  Furthermore, you state "Our Haynesville Shale acreage currently includes approximately 1,165 gross unrisked, non-proved drilling locations based on anticipated well spacing."  In terms of characterizing your existing property base, it is unclear if the reference to a drilling location represents a location to which you are attributing unrisked, non-proved potential resource volumes or if such reference is intended to represent a location with sufficient acreage to accommodate a legal surface drilling location.  Please clarify your reference to a drilling location for us.

2011 Overview, page 36

4.      Based on your disclosure here and in other parts of your filing, it appears that you plan on spending the majority or some 70% of your 2012 budget to drill 31 wells in the Eagle Ford Shale Trend which has a small portion of your December 31, 2011 proved undeveloped reserves.  Conversely, it appears that you are spending only a small part of your 2012 budget to drill a limited number of wells in the Haynesville Shale and Cotton Valley Taylor Sand Trends which represent 256 Bcfe or approximately 89% of your proved undeveloped reserves.  Additionally, we note on page 11 you developed approximately 19 Bcfe of your total proved undeveloped reserves booked as of December 31, 2010 through drilling five gross wells.

        Revise your disclosure to make this apparent shift in your strategy clear regarding capital expenditures, clarify your reasons for this shift and address its impact.  In this regard, tell us how you assessed the impact of this shift in capital expenditures on your ability to develop your PUDs in Haynesville Shale and Cotton Valley Taylor Sand Trends within five years as you have indicated on page 11.

Financial Statements and Supplementary Data, page 57

Oil and Gas Producing Activities (Unaudited), page 87

5. In footnote (2) to the table on page 88, you state "extensions and discoveries were positive on an overall basis in all three periods presented." Please tell us if any of the changes reported as extensions and discoveries were the result of changes in previously reported estimates of proved reserves resulting from new information obtained from development drilling. If so, please tell us the reason you attributed such changes to extensions and discoveries and not revisions in light of FASB ASC 932-235-50-5.

Exhibit 99.1

6. We note the statement on the first page of the report that "estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on constant prices and costs." Further to the disclosure required in FASB ASC 932-235-50-10, please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding engineering comments.  Please contact Sirimal Mukerjee, Staff Attorney, at (202) 551-3340, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director